UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date:	October 13, 2004

		By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

On May 26, 2004, the Annual General Meeting of Shareholders of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) approved the merger of VimpelCom and its subsidiary holding the GSM license for the Moscow license area, Open Joint Stock Company KB Impuls (“KB Impuls”). A condition precedent of the merger under Russian law is to approve certain amendments to the Charter of VimpelCom by a second meeting of the shareholders of both VimpelCom and KB Impuls. The Joint Extraordinary General Meeting (“JEGM”) held in Moscow on October 8, 2004 has approved the Charter amendments which will permit VimpelCom to succeed to all the rights and obligations of KB Impuls following the merger. The results of the JEGM are set out in the attached Report on the Results of the Voting.

REPORT ON THE RESULTS OF THE VOTE

of the Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

Russian Federation, 127083, Moscow, 10 Ulitsa 8 Marta, bldg.14 and of

Open Joint Stock Company “KB Impuls”

Russian Federation, 127083, Moscow, 10 Ulitsa 8 Marta, bldg.14

(Protocol No 35 of October 8, 2004)

The Joint Extraordinary General Shareholders Meeting (hereinafter, the “JGSM” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom”) and of Open Joint Stock Company “KB Impuls” (hereinafter, “KB Impuls”) was held on October 8, 2004 by decision of the Joint Meeting of the Board of Directors of VimpelCom and the Board of Directors of KB Impuls as of August 12, 2004.

The JGSM was conducted in the form of a meeting with an option to vote on the agenda item by sending to VimpelCom the completed voting ballots.

The Meeting was held at: Russia, Moscow, 10 Ulitsa 8 Marta, bldg. 14

Voting rights at the Meeting:

In accordance with the Merger Agreement between VimpelCom and KB Impuls dated as of May 26, 2004 (the “Merger Agreement”),

•	VimpelCom, as the sole shareholder of KB Impuls, was not entitled to vote at the JGSM due to the fact that the shares of KB Impuls are not eligible for conversion, but shall be cancelled upon the Merger, as set forth in the Merger Agreement;

•	Shareholders of VimpelCom voted at the JGSM on all matters on the basis of one share – one vote principle. For the avoidance of doubt, each share of common stock of VimpelCom gives one vote at the JGSM and each Type A preferred convertible share of VimpelCom gives one vote at the JGSM;

Quorum:

The total number of votes held by the shareholders that participated in the Meeting is 30,999,073 constituting 66.30% of the total number of votes held by the holders of the voting stock entitled to participate in the JGSM.

There were no invalid ballots. The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. J. Lunder.

Secretary of the Meeting – Secretary of the Board of Directors – I. Orlov.

The Agenda of the Meeting:

1.	Approval of the amendment to the Charter of VimpelCom.

The Item put to vote:

“To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendment in accordance with Russian law.”

The results of the vote on the item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, was 46 758 801.

The number of votes held by shareholders who participated in the Meeting and voted on this Item, was 30,999,073.

Quorum on the item put to vote was present.

The results of the votes of VimpelCom shareholders:

For	Against	Abstained
30,974,548	2,024	22,501

The decision taken:

To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendment in accordance with Russian law.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 308/c dated October 7, 2004): Nikitin Andrei Nikolaevich (Chairman), Tatarintseva Olga Vitalievna (Secretary), and Smirnov Nikolai Yegorovich (Member).

Chairman of the Meeting	/s/ J. Lunder	J. Lunder

Secretary of the Meeting	/s/ I. Orlov	I. Orlov

October 8, 2004

2

Attachment 1

to the Notice on the convocation of the

Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

and

Open Joint Stock Company “KB Impuls”

APPROVED

by the Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

and of

Open Joint Stock Company “KB Impuls”

Protocol No. 35

Dated October 8, 2004

Alexander Izosimov

General Director and Chief Executive Officer

Open Joint Stock Company “Vimpel-Communications”

Amendment to the Charter of Open Joint Stock Company “Vimpel-Communications”

1.	To insert a new Article 1.3 with the following wording: “As a result of the reorganization in the form of merger of Open Joint Stock Company “KB Impuls” into the Company, the Company succeeded to all the rights and obligations of the Open Joint Stock Company “KB Impuls” in accordance with the applicable laws of the Russian Federation.”

2.	To renumber Articles 1.3 – 1.6 to Articles 1.4 – 1.7 respectively.